Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

FRESENIUS KABI AG,

QUERCUS ACQUISITION, INC.,

AKORN, INC.

and

FRESENIUS SE & CO. KGAA

(solely for purposes of Article VIII)

Dated as of April 24, 2017

i

ii

Exhibit A	—	Amended and Restated Articles of Incorporation
Exhibit B	—	Wiring Instructions

iii

This AGREEMENT AND PLAN OF MERGER, dated as of April 24, 2017 (this “Agreement”), is by and among Fresenius Kabi AG, a German stock corporation (“Parent”), Quercus Acquisition, Inc., a Louisiana corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Akorn, Inc., a Louisiana corporation (the “Company”) and, solely for purposes of Article VIII, Fresenius SE & Co. KGaA, a German partnership limited by shares (“FK Parent”).  Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Louisiana Business Corporation Act (the “LBCA”), Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and certain shareholders of the Company are entering into voting agreements (collectively, the “Voting Agreements”), pursuant to which, among other things, such shareholders have agreed to vote to approve this Agreement and to take certain other actions in furtherance of the Merger, in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company has (i) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (ii) adopted this Agreement and (iii) recommended that the Company’s shareholders approve this Agreement;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has duly authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions;

WHEREAS, the Board of Directors of Merger Sub has (i) adopted this Agreement and (ii) recommended that Parent, in its capacity as sole shareholder of Merger Sub, approve this Agreement;

WHEREAS, Parent, in its capacity as sole shareholder of Merger Sub, will approve this Agreement by written consent immediately following its execution; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the LBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger.  The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02.  Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the second business day (the “Closing Date”) following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, unless another date, time or place is agreed to in writing by Parent and the Company.

SECTION 1.03.  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing articles of merger executed in accordance with, and in such form as is required by, the relevant provisions of the LBCA (the “Articles of Merger”), and shall make all other filings, recordings or publications required under the LBCA in connection with the Merger.  The Merger shall become effective at the time that the Articles of Merger are filed with the Secretary of State of the State of Louisiana (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Articles of Merger and specified in the Articles of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04.  Effects of the Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 1-1107, of the LBCA.

SECTION 1.05.  Articles of Incorporation and Bylaws of the Surviving Corporation.  At the Effective Time, the articles of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of Exhibit A and the bylaws of Merger Sub (except with respect to the name of the Company), respectively, and as so amended and restated shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.06 hereof).

SECTION 1.06.  Directors and Officers of the Surviving Corporation.  (a)  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(b)  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates; Equity-Based Awards

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any of the outstanding shares of the common stock, no par value per share, of the Company (“Company Common Shares”) or any shares of Merger Sub:

(a)  Capital Shares of Merger Sub.  Each issued and outstanding share of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.

(b)  Cancelation of Certain Shares.  All Company Common Shares that are owned by the Company as treasury shares immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  All Company Common Shares then held by Parent or Merger Sub shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  Each Company Common Share that is owned by any direct or indirect wholly owned subsidiary of the Company or of Parent (other than Merger Sub) shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into shares of common stock of the Surviving Corporation or (ii) canceled.

(c)  Conversion of Company Common Shares.  Each issued and outstanding Company Common Share (other than Company Common Shares to be canceled in accordance with Section 2.01(b)) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $34.00 per share, without interest (the “Merger Consideration”).  As of the Effective Time, all such Company Common Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such Company Common Share (each, a “Certificate”) or non-certificated Company Common Share held in book entry form (each, a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book Entry Share in accordance with Section 2.02(b).

SECTION 2.02.  Exchange of Certificates and Book Entry Shares.  (a)  Paying Agent.  Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).  Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion.  Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Shares to receive the Merger Consideration as provided herein.

(b)  Payment Procedures.  Promptly after the Effective Time (but in no event more than three business days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Company Common Shares (other than the Company Common Shares to be canceled or converted in accordance with Section 2.01(b)) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares, as applicable, shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions regarding delivery of an “agent’s message” with respect to Book Entry Shares) as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for payment of the Merger Consideration as provided in Section 2.01(c).  Upon surrender of a Certificate or a Book Entry Share for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Company Common Share formerly represented by such Certificate or Book Entry Share, and the Certificate or Book Entry Share so surrendered shall forthwith be canceled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book Entry Share is registered, it shall be a condition of payment that (x) the Certificate or Book Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(c)  Transfer Books; No Further Ownership Rights in Company Shares.  The Merger Consideration paid in respect of Company Common Shares upon the surrender for exchange of Certificates or Book Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Shares previously represented by such Certificates or Book Entry Shares, and at the Effective Time, the transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the Company Common Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates that represented ownership of Company Common Shares and Book Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Certificates and Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of Company Common Shares formerly represented by such Certificate as contemplated by this Article II.

(e)  Termination of Exchange Fund.  At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)  No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(g)  Withholding.  Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any other amounts payable pursuant to this Article II such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or non-U.S. Tax Law.  To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h)  FIRPTA Certificate.  Prior to the Closing Date, the Company will deliver to Parent a certificate described in U.S. Treasury Regulation sections 1.1445-2(c)(3) and 1.897-2(h), certifying that the Company Common Shares do not constitute “United States real property interests” within the meaning of section 897(c)(1) of the Code and the U.S. Treasury Regulations promulgated thereunder; provided that in no event will any failure to deliver such certificate be deemed a failure of a condition to Closing.

SECTION 2.03.  Equity-Based Awards.  Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Option Plans) shall adopt such resolutions and take such other actions as may be required to provide that:

(a)  each option to purchase Company Common Shares other than rights under the Company ESPP (each, a “Company Stock Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product of (i) the number of Company Common Shares for which such Company Stock Option has not then been exercised and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option; provided, that any such Company Stock Option with an exercise price per Company Common Share that is equal to or greater than the Merger Consideration shall be canceled for no consideration;

(b)  each restricted stock unit (each, a “Company RSU”) granted prior to the date hereof that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product of (i) the number of Company Common Shares subject to such Company RSU as of immediately prior to the Effective Time and (ii) the Merger Consideration; and

(c)  each Company RSU granted following the date hereof that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be converted into an unvested award representing the opportunity to receive cash payments, without interest, in an aggregate amount equal to the product of (i) the number of Company Common Shares subject to such Company RSU as of immediately prior to the Effective Time and (ii) the Merger Consideration, with such aggregate amount being payable on the vesting dates applicable to such Company RSU as of immediately prior to the Effective Time based proportionately on the number of Company Common Shares that would have vested on each such vesting date, and which award shall continue to vest and shall otherwise be subject to the same terms and conditions as were applicable to such Company RSU as of immediately prior to the Effective Time (including any terms and conditions related to accelerated vesting upon a termination of the holder’s employment in connection with or following the Effective Time, but excluding any terms and conditions related to accelerated vesting solely as a result of a change in control).

SECTION 2.04.  Payments with Respect to Equity-Based Awards.  The Surviving Corporation shall pay through its payroll systems (a) the amounts due pursuant to Sections 2.03(a) and 2.03(b) promptly after the Effective Time (but in any event, no later than the second payroll date that occurs after the Effective Time) and (b) the amounts due pursuant to Section 2.03(c) at the times required under the terms of the applicable agreement, plan or arrangement relating to the corresponding Company RSU, as described in Section 2.03(c), in accordance with the terms and conditions thereof (including any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Effective Time, but excluding any terms and conditions related to accelerated vesting solely as a result of a change in control); provided, however, that in the case of any such amounts that constitute non-qualified deferred compensation under Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A of the Code.

SECTION 2.05.  Adjustments.  If between the date hereof and the Effective Time the outstanding Company Common Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Company Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be appropriately adjusted to reflect such share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Company Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face without review or other examination of the underlying documents listed therein that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company after January 1, 2015 and publicly available prior to the execution of this Agreement (the “Filed SEC Documents”), other than any risk factor disclosure in any such Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Filed SEC Documents:

SECTION 3.01.  Organization; Standing.  (a)  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Louisiana and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted, except (other than with respect to the Company’s due incorporation and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  True and complete copies of the Company Charter Documents are included in the Filed SEC Documents, and the Company is not in violation of any of the provisions thereof, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite corporate power and authority necessary to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, qualified, licensed, and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.02.  Capitalization.  (a)  The authorized shares of the Company consist of 150,000,000 Company Common Shares and 5,000,000 preferred shares, par value $1.00 per share (“Company Preferred Shares”).  At the close of business on April 21, 2017 (the “Capitalization Date”), (i) 124,533,605 Company Common Shares were issued and outstanding, (ii) 2,725,931 Company Common Shares were reserved and available for issuance pursuant to the Company Stock Option Plans, (iii) 4,615,905 Company Common Shares were subject to Company Stock Options, (iv) Company RSUs were outstanding pursuant to which a maximum of 407,334 Company Common Shares could be issued, (v) 2,000,000 Company Common Shares were reserved and available for purchase under the Company’s 2016 Employee Stock Purchase Plan (the “Company ESPP”) and (vi) no Company Preferred Shares were issued or outstanding.  Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company, other than, in each case, pursuant to the vesting of Company RSUs, the exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options or Company RSUs.

(b)  Except as described in this Section 3.02, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the cashless exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options or Company RSUs), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.  No direct or indirect Subsidiary of the Company owns any Company Common Shares.  None of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.  All outstanding Company Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c)  All of the outstanding shares of capital stock of, or other equity or voting interests in, each Significant Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests).  Each outstanding share of capital stock of each Significant Subsidiary of the Company which is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Significant Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Significant Subsidiary.

SECTION 3.03.  Authority; Noncontravention.  (a)  The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Company Shareholder Approval, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized by its Board of Directors and, except for obtaining the Company Shareholder Approval and filing the Articles of Merger with the Secretary of State pursuant to the LBCA, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)  The Board of Directors of the Company, at a meeting duly called and held, adopted resolutions (i) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (ii) adopting this Agreement, (iii) directing that the Company submit the approval of this Agreement to a vote at a meeting of the holders of Company Common Shares in accordance with the terms of this Agreement and (iv) recommending that the holders of the Company Common Shares approve this Agreement (such recommendation, the “Company Board Recommendation”), which resolutions have not, except after the date hereof as permitted by Section 5.02, been subsequently rescinded, modified or withdrawn.

(c)  The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Company Common Shares entitled to vote thereon, voting together as a single class (the “Company Shareholder Approval”), at the Company Shareholders’ Meeting or any adjournment or postponement thereof, is the only vote of the holders of any class or series of shares of the Company necessary to approve this Agreement and for the consummation by the Company of the Transactions.

(d)  Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Shareholder Approval, conflict with or violate any provision (A) of the Company Charter Documents or (B) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.04 and the Company Shareholder Approval are obtained prior to the Effective Time and the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (y) violate or constitute a breach of or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, modification, or cancelation of any obligation or to the loss of any benefit, any of the terms or provisions of any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’ obligations under any such Contract or (z) result in the creation of any Lien (other than Permitted Lien) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.04.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Shareholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the NASDAQ Stock Market LLC (“NASDAQ”), (c) the filing of the Articles of Merger with the Secretary of State pursuant to the LBCA and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries are qualified to do business, (d) filings required under, and compliance with other applicable requirements of the HSR Act and (e) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.05.  Company SEC Documents; Undisclosed Liabilities.  (a)   The Company has filed with the SEC all material reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2015 (collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)  The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c)  Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of December 31, 2016 (the “Balance Sheet Date”), included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) as contemplated by this Agreement or otherwise incurred in accordance with this Agreement in connection with the Transactions or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)  The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  As of the date hereof, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(e)  The Proxy Statement (including any amendment or supplement thereto), at the time first sent or given to the shareholders of the Company and at the time of the Company Shareholders’ Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.06.  Absence of Certain Changes.  Since the Balance Sheet Date through the date of this Agreement (a) except for the execution of this Agreement and consummation of the Transactions, and the discussions and negotiations related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business and (b) there has not been any Material Adverse Effect or any effect, change, event or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.07.  Legal Proceedings.  Section 3.07 of the Company Disclosure Letter sets forth, to the Knowledge of the Company, as of the date hereof, each legal or administrative proceeding, suit, hearing, enforcement, audit, claim, investigation, arbitration or action (an “Action”) pending against the Company or any of its Subsidiaries by or before any Governmental Authority that seeks or reasonably could be expected to result in fines or damages of more than $1 million or relates to a criminal matter. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no (a) pending or, to the Knowledge of the Company, threatened Action against the Company or any of its Subsidiaries, or (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority.

SECTION 3.08.  Compliance with Laws; Permits.  The Company and each of its Subsidiaries are, and have been since July 1, 2013, in compliance in all material respects with all state or federal laws, statutes, ordinances, codes, rules or regulations (“Laws”) or Judgments, applicable to the Company or any of its Subsidiaries.  The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company, each of its Subsidiaries and each of its and their directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their other agents acting on its or their behalf, is, and has been since July 1, 2013, in compliance in all material respects with the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder.  This Section 3.08 does not relate to and shall not be deemed to apply to the matters addressed in Section 3.18.

SECTION 3.09.  Tax Matters.

(a)  The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.

(b)  All material Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP.

(c)  No claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(d)  As of the date of this Agreement, the Company has not received written notice of any pending audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any material Taxes of the Company or any of its Subsidiaries.

(e)  There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f)  Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(g)  Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income Tax return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. law), as a transferee or successor.

(h)  Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in Contracts the primary purpose of which does not relate to Taxes.

(i)  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to an assessment or deficiency for material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(j)  Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b).

(k)  Neither the Company nor any of its Subsidiaries is or has been a “United States real property holding corporation” within the meaning of Section 897(c) of the Code at any time during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(l)  Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)  change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)  “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law);

(iii)  intercompany transaction or excess loss account described in U.S. Treasury Regulations under section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law);

(iv)  installment sale or open transaction disposition made on or prior to the Closing Date;

(v)  prepaid amount received on or prior to the Closing Date; or

(vi)  election under Code Section 108(i).

(m)  Neither the Company nor any of its Subsidiaries has received any letter ruling from the U.S. Internal Revenue Service (or any comparable ruling from any other taxing authority).

(n)  For purposes of this Agreement:  (x) “Tax” shall mean any and all federal, state, local or non-U.S. taxes, fees, levies, duties, tariffs, imposts, and other similar charges in the nature of a tax (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority, and (y) “Tax Returns” shall mean returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

SECTION 3.10.  Employee Benefits.  (a)  Section 3.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan.  With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any document that the Company or any of its Subsidiaries are prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent annual report on Form 5500 filed with the IRS or similar report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent IRS determination or opinion letter received by the Company, (iv) the most recent summary plan description and (v) each insurance or group annuity contract or other funding vehicle.

(b)  Each Company Plan has been administered in material compliance with its terms and applicable Laws, including ERISA and the Code, as applicable.  Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS.  To the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Plan.  There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no material audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened or anticipated with respect to such plan.

(c)  Neither the Company nor any Commonly Controlled Entity has maintained, established, sponsored, participated in, or contributed to, any (i) pension plan that is subject to Title IV of ERISA or Section 412 of the Code or (ii) “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), in each case, at any time within the last six (6) years.

(d)  No Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code, or any other applicable Law or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(e)  The consummation of the Transactions will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any director, officer, employee or other service provider of the Company or any of its Subsidiaries under any Company Plan, (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iii) result in any “disqualified individual” receiving any “excess parachute payment” (each such term as defined in Section 280G of the Code) or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

SECTION 3.11.  Labor Matters.  Section 3.11 of the Company Disclosure Letter sets forth a complete and accurate list of all material collective bargaining agreements or other Contracts applicable to any employees of the Company or any of its Subsidiaries (“Labor Agreements”).   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization and (ii) there is no pending or, to the Knowledge of the Company, threatened, strike, lockout, slowdown, or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries is in material compliance with all Labor Agreements and all applicable Laws respecting employment and employment practices, including Laws concerning terms and conditions of employment, wages and hours, classification and occupational safety and health.

SECTION 3.12.  Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and have been since January 1, 2015, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries have received any written notice since January 1, 2015 alleging that the Company is in violation of or liable under, or other request for information or related to, any Environmental Law, (b) the Company and its Subsidiaries possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses (“Environmental Permits”), (c) there is no Action under or pursuant to any Environmental Law or Environmental Permit that is pending or, to the Knowledge of the Company, threatened the Company or any of its Subsidiaries, (d) neither the Company nor any of its Subsidiaries have become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws, (e) there are no Hazardous Substances at the Owned Real Property or real property leased by the Company or any of its Subsidiaries, or to the Knowledge of the Company, at properties formerly owned, leased or operated by the Company or its Subsidiaries, in each case that are reasonably likely to result in any obligation to conduct remedial activities for, or Action against, the Company or any of its Subsidiaries under Environmental Laws, and (f) to the Knowledge of the Company, there are no environmental conditions that would reasonably be expected to give rise to or result in any obligation to conduct remedial activities for, or Action against, the Company or any of its Subsidiaries under Environmental Law.

SECTION 3.13.  Intellectual Property.  (a)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own all of the rights, title and interest in and to the Registered Company Intellectual Property, free and clear of all Liens (other than Permitted Liens).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the Registered Company Intellectual Property is subsisting, valid and enforceable.

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries own or have legally enforceable and sufficient rights to use all Intellectual Property necessary to the conduct of the business of the Company and its Subsidiaries as currently conducted free and clear of all Liens (other than Permitted Liens) and (ii) the Company and its Subsidiaries have taken commercially reasonable steps in accordance with industry practice to maintain the confidentiality of non-public Intellectual Property; provided that nothing in this Section 3.13(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.13(d).

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Actions are pending or threatened in writing, and since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice or claim, (i) challenging the ownership, validity, enforceability or use by the Company or any of its Subsidiaries of any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries or (ii) alleging that the Company or any of its Subsidiaries are infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(d)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no Person has infringed, misappropriated or otherwise violated the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by or exclusively licensed to the Company or a Subsidiary of the Company and (ii) the operation of the business of the Company and its Subsidiaries has not violated, misappropriated or infringed the Intellectual Property of any other Person.

(e)  The consummation of the Transactions will not (i) materially impair the rights of the Company or any of its Subsidiaries in or to any material Intellectual Property, or (ii) result in the grant of any right or license to any material Intellectual Property that is owned or exclusively licensed by the Company or any of its Subsidiaries to any third party.

(f)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries’ collection, processing, transfer, destruction and other use of Personal Information does not violate any Contract to which any of them is a party, any binding privacy policies, or any Information Privacy and Security Laws, (ii) no Actions are pending, and since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice or claim, alleging any violation of the foregoing from any Governmental Authority or any other Person, (iii) the Company and its Subsidiaries take reasonable measures to protect Personal Information and (iv) to the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of any information technology systems of the Company or any of its Subsidiaries.

SECTION 3.14.  No Rights Agreement; Anti-Takeover Provisions; No Appraisal Rights.  (a)  The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b)  No “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company, this Agreement, the Voting Agreements or the Transactions.

(c)  In accordance with the LBCA, no appraisal rights shall be available to any holder of Company Common Shares in connection with the Transactions.

SECTION 3.15.  Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company or one of its Subsidiaries has good and valid title to the real estate owned by the Company or any of its Subsidiaries (the “Owned Real Property”) free and clear of all Liens (other than Permitted Encumbrances) and (b) the Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Encumbrances).

SECTION 3.16.  Contracts.  (a)  Section 3.16(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement.  For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound that:

(i) is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)  relates to the formation, creation, governance, economics or control of any joint venture, partnership or other similar arrangement, other than (x) with respect to any partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries and (y) for the avoidance of doubt, marketing, licensing, manufacturing and distribution Contracts entered into in the ordinary course of business;

(iii) provides for indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $10 million, other than (A) indebtedness solely between or among any of the Company and any of its wholly owned Subsidiaries or (B) letters of credit;

(iv) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $10 million (A) that was entered into after January 1, 2015 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $5 million after the date hereof (in each case, excluding for the avoidance of doubt, acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries);

(v) is a Contract (other than purchase orders under a master agreement) for the purchase of materials, supplies, goods, services, equipment or other assets pursuant to which the Company or any of its Subsidiaries would reasonably be expected to make payments of more than $10 million during any fiscal year;

(vi) is a Contract (other than purchase orders under a master agreement) with a customer of the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries received aggregate net payments of more than $10 million during the fiscal year ended December 31, 2016;

(vii) contains any provision (A) limiting, in any material respect, the right of the Company or any of its Subsidiaries to engage in any business, make use of any material Intellectual Property, compete with any Person, or operate anywhere in the world, or (B) granting any exclusivity right to any third party, or containing a “most favored nation” provision in favor of any third party, in each case, other than (x) a Contract that can be terminated on less than 90 days’ notice without resulting in a breach or violation of, or any acceleration of any rights or obligations or the payment of any penalty under, such Contract, (y) distribution or customer Contracts entered into in the ordinary course of business granting exclusive rights to sell or distribute certain of the Company’s and its Subsidiaries’ products or containing “most favored nation” provisions with respect to certain of the Company’s and its Subsidiaries’ products or (z) any provision in any license agreements for Intellectual Property limiting the Company’s and its Subsidiaries’ use of such Intellectual Property to specified fields of use or specified territories; or

(viii) is a (A) license or similar Contract with respect to (x) any Hatch-Waxman Act related litigation or (y) any products covered by an NDA and entered into since January 1, 2011, or (B) settlement, coexistence agreement, covenant not to sue or similar Contract with respect to any material Intellectual Property, in each case, to which the Company or any of its Subsidiaries is a party, beneficiary or otherwise bound (other than generally commercially available, “off the shelf” software programs or non-exclusive licenses granted by or to the Company or any of its Subsidiaries in the ordinary course of business which do not contain any material restriction or condition on the use or exploitation of any material Intellectual Property by the Company or any of its Subsidiaries).

(b)  Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced, (a) each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (b) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (c) neither the Company nor any of its Subsidiaries have received written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (d) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any counterparty under such Material Contract and (e) to the Knowledge of the Company, the Company has not received any notice from any Person that such Person intends to terminate, or not renew, any Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.17.  Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

SECTION 3.18.  Regulatory Compliance.  (a)  The Company and its Subsidiaries are and, to the Knowledge of the Company, since July 1, 2013, (1) have been in compliance with (A) all applicable Laws (including all rules, regulations, guidance and policies) relating to or promulgated by the U.S. Food and Drug Administration (the “FDA”), DEA, EMEA and other Healthcare Regulatory Authorities and (B) all Healthcare Regulatory Authorizations, including all requirements of the FDA, DEA, the EMEA and all other Healthcare Regulatory Authorities, in each case that are applicable to the Company and its Subsidiaries, or by which any property, product, filing, submission, registration, declaration, approval, practice (including without limitation, manufacturing) or other asset of the Company and its Subsidiaries is bound, governed or affected and (2) have held all Healthcare Regulatory Authorizations required for the conduct of their respective businesses, except, in each case, where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  As of the date of this Agreement, since July 1, 2013, neither the Company nor its Subsidiaries has received any written notification of any pending or, to the Knowledge of the Company, threatened Action from any Healthcare Regulatory Authority, except where such occurrence would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)  All material reports, documents, claims and notices required or requested to be filed, maintained, or furnished to any Healthcare Regulatory Authority by the Company and its Subsidiaries since July 1, 2013, have been so filed, maintained or furnished and, to the Knowledge of the Company, were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing), except where the failure to do so (or the failure to be complete and correct) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company and its Subsidiaries are and have been, since July 1, 2013, in compliance with current good manufacturing practices and have maintained appropriate mechanisms, policies, procedures and practices to ensure the prompt collection and reporting of adverse event or any other safety or efficacy data, notifications, corrections, recalls and other actions required by Law related to their products, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since July 1, 2013 (i) all preclinical and clinical studies or tests sponsored by the Company and its Subsidiaries have been conducted in compliance with standard medical and scientific research procedures and applicable Law (including Good Clinical Practices requirements and Laws restricting the use and disclosure of individually identifiable health information) and (ii) the Company and its Subsidiaries have not received written notice from (A) the FDA or any other Governmental Authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests or (B) any Person regarding any breach or alleged breach with respect to individually identifiable health information.

(d)  Since July 1, 2013, neither the Company nor any of its Subsidiaries (i) have made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, (ii) have failed to disclose a material fact required to be disclosed to the FDA or other Governmental Authority, (iii) have committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or (iv) have been the subject of any investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any officer, employee, agent or clinical investigator of the Company or any of its Subsidiaries has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (a) debarment under 21 U.S.C. Section 335a or any similar Law or (b) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

(e)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since July 1, 2013, the Company and each of its Subsidiaries have been in compliance with all healthcare Laws applicable to the operation of their respective businesses as then conducted, including (i) any and all federal, state and local fraud and abuse Laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated thereunder, (ii) the Federal Food, Drug and Cosmetics Act, as amended (the “FDCA”), (iii) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder, (iv) Laws which are cause for exclusion from any federal health care program and (v) Laws relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Company and its Subsidiaries.  None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any officer, employee, representative or agent of the Company or any of its Subsidiaries (in each case, acting in the capacity of an employee or representative of the Company or such Subsidiary), is subject to any enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Subsidiaries relating to or arising under the FDCA, the Anti-Kickback Statute or similar Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since July 1, 2013, the Company and each of its Subsidiaries (i) have been in compliance with all applicable statutes, rules, and regulatory guidance relating to the Medicaid Drug Rebate Program, the 340B Drug Pricing Program, the Medicare Part B Program, the Veterans Health Care Act Drug Pricing Program, and applicable state price reporting laws, and (ii) have calculated and reported the applicable pricing metrics under the foregoing programs (including Average Manufacturer Price, Best Price, 340B Ceiling Price, Average Sales Price, and Non-Federal Average Manufacturer Price) consistent with the applicable statutes, rules, and regulatory guidance associated with the foregoing programs.

(g)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) no new drug applications (“NDAs”) or ANDAs submitted by the Company or any of its Subsidiaries to any Health Regulatory Authority for approval contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, (ii) all NDAs and ANDAs submitted by the Company or any of its Subsidiaries are true, complete and correct and none is deficient by virtue of any failure to submit a modification, amendment or supplement thereto or for failure to pay any requisite fee, penalty or other charge or expense, and (iii) neither the Company nor any of its Subsidiaries has used or engaged the services of any debarred individual in connection with the preparation or submission of any marketing applications for its products.

SECTION 3.19.  Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of J.P. Morgan Securities LLC, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Company Common Shares is fair from a financial point of view to such holders.  It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.20.  Brokers and Other Advisors.  Except for J.P. Morgan Securities LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 3.21.  No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.  In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral, written, video, electronic or other information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the confidential disclosure letter delivered by FK Parent, Parent and Merger Sub to the Company prior to the execution of this Agreement (the “FK Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the FK Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face without review or other examination of the underlying documents listed therein that such information, item or matter is relevant to such other section or subsection), Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 4.01.  Organization; Standing.  Parent is a German stock corporation duly organized, validly existing and in good standing under the laws of Germany and Merger Sub is a corporation duly incorporated, validly existing under the laws of the State of Louisiana and is in good standing with the Secretary of State.  Each of Parent and Merger Sub has all requisite corporate power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions.  Parent has made available to the Company complete and correct copies of an excerpt from the commercial register and articles of association with respect to Parent, and Merger Sub’s certificate of incorporation and bylaws, or comparable governing documents, each effective as of the date of this Agreement (or in the case of a commercial register excerpt, as of a date not earlier than five business days prior to the date of this Agreement).

SECTION 4.02.  Authority; Noncontravention.  (a)  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The Management Board of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of Merger Sub has adopted resolutions (i) authorizing and approving the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions, (ii) adopting this Agreement, (iii) directing that this Agreement be submitted for consideration at a meeting or by unanimous written consent of Merger Sub’s shareholder, which resolutions have not been subsequently rescinded, modified or withdrawn.  No vote of holders of capital stock of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Merger and the other Transactions. Parent, as the sole shareholder of Merger Sub, will approve this Agreement and the Transactions immediately following the execution and delivery of this Agreement.  Except as expressly set forth in this Section 4.02(a), no other corporate action (including any shareholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)  Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.03 are obtained prior to the Effective Time and the filings referred to in Section 4.03 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries are a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions.

SECTION 4.03.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) the filing of the Articles of Merger with the Secretary of State pursuant to the LBCA and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries are qualified to do business, (c) filings required under, and compliance with other applicable requirements of, the HSR Act and (d) approval of the India Foreign Investment Promotion Board, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions.

SECTION 4.04.  Ownership and Operations of Merger Sub.  Parent owns beneficially, and its wholly owned subsidiary, Fresenius Kabi USA, LLC, owns of record, all of the outstanding shares of Merger Sub, free and clear of all Liens.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.05.  Sufficiency of Funds.  (a)  FK Parent has sufficient access to financial resources, and at the Closing will have sufficient cash to enable Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Stock Options and Company RSUs under this Agreement) and to pay all related fees and expenses, and there is no restriction on the use of such cash for such purposes.  Parent has, through FK Parent, the financial resources and capabilities to fully perform all of its obligations under this Agreement.

(b)  In no event shall the receipt or availability of any funds or financing by or to FK Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

SECTION 4.06.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.07.  No Other Company Representations or Warranties.  Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.  Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, (a) have made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to Parent, Merger Sub or any of their respective Representatives or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their respective Representatives or (b) will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions.  Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.  Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Merger Sub and their respective Affiliates and Representatives have relied on the results of their own independent investigation.

SECTION 4.08.  Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain and business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants or agreements set forth herein.

SECTION 4.09.  Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent or given to the shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.10.  Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the Transactions, to the Knowledge of Parent and Merger Sub, as of the date of this Agreement, there is no (a) pending or threatened Action against Parent or Merger Sub or any of their respective Affiliates or (b) Judgment imposed upon or affecting Parent or Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority.

SECTION 4.11.  Ownership of Company Common Shares.  Neither Parent nor Merger Sub nor any of their Affiliates own any Company Common Shares.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.01.  Conduct of Business.  (a)  Except as required by applicable Law, Judgment or a Governmental Authority, as expressly contemplated, required or permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), (i) the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to carry on its business in all material respects in the ordinary course of business, and (ii) to the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to preserve its and each of its Subsidiaries’ business organizations (including the services of key employees) substantially intact and preserve existing relations with key customers, suppliers and other Persons with whom the Company or its Subsidiaries have significant business relationships substantially intact, in each case, substantially consistent with past practice; provided that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by Section 5.01(b) shall be deemed to be a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b).

(b)  Except as required by applicable Law, Judgment or a Governmental Authority, as expressly contemplated, required or permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

(i)  (A) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, issue, sell, encumber or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests; provided that the Company may issue or grant Company Common Shares or other securities in the ordinary course of business consistent with past practice under Company Plans in effect on the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement or as required pursuant to equity awards or obligations under the Company Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Company Plan in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement, (B) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests (other than pursuant to the cashless exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options or Company RSUs), (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends and distributions by a wholly owned Subsidiary of the Company to its direct or indirect parent, or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(ii)  (A) incur, assume or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), except (1) for intercompany Indebtedness among the Company and its wholly owned Subsidiaries, (2) for letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) for Indebtedness incurred under the Credit Agreement or other existing arrangements (including in respect of letters of credit) in an amount not to exceed $50 million outstanding at any time and (4) indebtedness incurred in connection with the refinancing of any Indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder; provided that no such refinancing indebtedness shall have a principal amount greater than the principal amount of the indebtedness being refinanced (plus any applicable premiums, defeasance costs, accrued interest, fees and expenses) and shall not include any greater prepayment premiums or restrictions on prepayment than the indebtedness being refinanced, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to, or investments in, any Person other than (x) to the Company or any wholly owned Subsidiary of the Company, (y) as permitted pursuant to Section 5.01(b)(v) or (z) in the ordinary course of business;

(iii)  sell or lease to any Person, in a single transaction or series of related transactions, any of its properties or assets for consideration, individually or in the aggregate, in excess of $10 million, except (A) ordinary course dispositions of inventory and dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers among the Company and its wholly owned Subsidiaries, (C) leases and subleases of real property owned by the Company or its Subsidiaries and leases or subleases of real property under which the Company or any of its Subsidiaries is a tenant or a subtenant and voluntary terminations or surrenders of such leases or subleases, in each case following prior good faith consultation with Parent, (D) sales of real property owned by the Company or its Subsidiaries in the ordinary course of business or (E) other sales and leases in the ordinary course of business;

(iv)  make or authorize capital expenditures, including for property, plant and equipment, except for those (A) that are materially consistent with the Company’s plan that was previously made available to Parent, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance) or (C) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (C) not to exceed $10 million in the aggregate;

(v)  except as permitted under Section 5.01(b)(iv) and except for acquisitions made with Parent’s prior written consent, make any acquisition of, or investment in, any properties, assets, securities or business (including by merger), except in the ordinary course of business (which for the avoidance of doubt and without limitation of the foregoing shall be deemed to include any acquisition of inventory in the ordinary course of business and which shall be deemed to exclude any acquisition of capital stock or of a material portion of the assets of any other Person); provided that the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions shall not exceed the applicable amount specified in Section 5.01(b)(v) of the Company Disclosure Letter, it being understood that this Section 5.01(b)(v) shall not permit any acquisition or investment that would reasonably be expected to prevent or materially delay, interfere with, impair or hinder the consummation of the Transactions;

(vi)  except (A) in the ordinary course of business consistent with past practice or (B) as required pursuant to the terms of any Company Plans, in each case, in effect on the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement, (1) grant to any employee any material increase in compensation (including bonus or long-term incentive opportunities), (2) grant to any current or former employee any material increase in severance, retention or termination pay, (3) grant or amend any equity or other incentive awards, (4) hire, appoint or promote any employee whose base salary and target bonus opportunity exceeds $250,000 per annum, hire or appoint any employee to a position at or above the vice president level or promote any employee to a position at or above the director level, (5) establish, adopt, enter into, amend or terminate in any material respect any Labor Agreement or Company Plan or (6) take any action to accelerate any rights or benefits under any Company Plan; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(vii)  make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(viii)  amend the Company Charter Documents or amend in any material respect the comparable organizational documents of any Subsidiary of the Company;

(ix)  grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations in existence at the date of this Agreement (and required to be so secured by their terms) or permitted under Section 5.01(b)(ii) or (B) to the Company or to a wholly owned Subsidiary of the Company;

(x)  settle any pending or threatened Action against the Company or any of its Subsidiaries, other than settlements of any pending or threatened Action (A) in which the Company or any of its Subsidiaries is named as a nominal defendant, (B) in the ordinary course of business (excluding Hatch-Waxman Act related litigation), (C) with respect to which there is a specific reserve in the balance sheet (or the notes thereto) of the Company as of the Balance Sheet Date included in the Filed SEC Documents for an amount not materially in excess of the amount so reflected or reserved (excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which the Company or any of its Subsidiaries is entitled to indemnification or contribution) or (D) if the amount to be paid by the Company or any of its Subsidiaries in any such settlements does not exceed the applicable amounts specified in Section 5.01(b)(x)(D) of the Company Disclosure Letter (in each case, excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which the Company or any of its Subsidiaries is entitled to indemnification or contribution); provided that no settlement of any pending or threatened Action may: (1) involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company or its Subsidiaries, (2) involve any admission of wrongdoing by the Company or its Subsidiaries, (3) involve the grant of any license, cross-license or similar arrangement by the Company or any of its Subsidiaries with respect to any material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries or (4) impose any restrictions on the use by the Company or any of its Subsidiaries of any material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries;

(xi)  except in the ordinary course of business (A) encumber, abandon, fail to diligently prosecute or maintain, transfer, license or otherwise dispose of any right, title or interest in any Registered Company Intellectual Property or other material Intellectual Property, or (B) disclose any material confidential Intellectual Property, in each case, that is owned by or exclusively licensed to the Company or any of its Subsidiaries;

(xii)  except in the ordinary course of business, make any material change (or file a request to make any such change) in any method of Tax accounting, any annual Tax accounting period or any material Tax election;

(xiii)  except in the ordinary course of business, (A) enter into, terminate or amend any Material Contract or any Permit or (B) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions;

(xiv)  adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(xv)  license on-market or in-development products from third parties except in the ordinary course of business; provided that the amount of consideration paid or transferred by the Company and its Subsidiaries (excluding, for the avoidance of doubt, any profit sharing payments, cost sharing payments or royalties) in connection with any such individual license and for all such licenses shall not exceed the applicable amounts specified in Section 5.01(b)(xv) of the Company Disclosure Letter, it being understood that this Section 5.01(b)(xv) shall not permit any license that would reasonably be expected to prevent or materially delay, interfere with, impair or hinder the consummation of the Transactions; or

(xvi)  authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.02.  Solicitation; Change in Recommendation.

(a)  Except as permitted by this Section 5.02, the Company shall and shall cause each of its Subsidiaries and its and their officers and directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives to, (i) immediately cease any solicitation, discussions or negotiations with any Persons with respect to a Takeover Proposal that existed on or prior to the date hereof and (ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) initiate, solicit, or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any Person of the provisions of this Section 5.02), or furnish to any other Person any non-public information in connection with, or for the purpose of, encouraging a Takeover Proposal or (C) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for a Takeover Proposal. The Company shall promptly request the return or destruction of all information furnished by or on its behalf to any Person and its Representatives with respect to a Takeover Proposal on or prior to the date hereof.

(b)  Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time on or after the date hereof and prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives an oral or written Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.02, (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons making the Takeover Proposal or its or their Representatives and financing sources to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing or to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.02 and (ii) if the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that any such written Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal and the failure to take the following actions is reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties under applicable Law, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources.

(c)  The Company shall promptly (and in any event within 24 hours after knowledge of receipt by an officer or director of the Company) notify Parent in the event that the Company or any of its Subsidiaries or any of its or their Representatives receives a Takeover Proposal and shall disclose to Parent the material terms and conditions of any such Takeover Proposal and the identity of the Person or group of Persons making such Takeover Proposal and shall provide Parent with copies of any documents evidencing or delivered in connection with such Takeover Proposal, and the Company shall keep Parent reasonably informed promptly (and in any event within 24 hours after knowledge of the applicable developments by an officer or director of the Company) of any material developments with respect to any such Takeover Proposal (including any material changes thereto and including by providing copies of any revised or new documents evidencing or delivered in connection with such Takeover Proposal).  For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) will be subject to the terms of the Confidentiality Agreement.

(d)  Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withhold (in the case of the Board of Directors of the Company) or withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold (in the case of the Board of Directors of the Company) or to withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (B) in the case of the Board of Directors of the Company, if any Takeover Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (C) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal (it being understood that the Board of Directors of the Company or any committee thereof may, and may cause the Company to, (x) if any Takeover Proposal structured as a tender or exchange offer is commenced, make a customary “stop, look and listen” communication, or elect to take no position with respect to a Takeover Proposal until such time as a position statement is required pursuant to Rule 14e-2 under the Exchange Act without such communication or election in and of itself being considered an Adverse Recommendation Change or (y) disclose, to the extent that any of the following actions would be otherwise permitted in accordance with the terms of this Agreement, that the Board of Directors of the Company or any committee thereof has determined that a Takeover Proposal constitutes a Superior Proposal, that the Board of Directors of the Company or any committee thereof intends to make an Adverse Recommendation Change or that the Company intends to terminate this Agreement to enter into a Company Acquisition Agreement and in each case any material facts and circumstances relating thereto) (any action described in this clause (i), other than the actions in the foregoing clause (x), being referred to as an “Adverse Recommendation Change”), or (ii) authorize, execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Takeover Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Shareholder Approval, but not after, the Board of Directors of the Company or any committee thereof may (I) make an Adverse Recommendation Change or (II) cause the Company to enter into a Company Acquisition Agreement with respect to a Takeover Proposal not solicited in violation of this Section 5.02 and terminate this Agreement pursuant to Section 7.01(d)(ii), in either case if the Board of Directors of the Company or any committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in the case of clause (I), failure to take such action is reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties under applicable Law and (y) in the case of clause (II), such Takeover Proposal constitutes a Superior Proposal and the failure to take such action is reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties under applicable Law; provided, however, that the Board of Directors of the Company or any committee thereof shall not, and shall cause the Company not to, take any action set forth in clause (I) or clause (II), unless (1) the Company has given Parent at least five business days’ prior written notice of its intention to take such action (which notice shall specify the reasons therefor and, if relating to a Takeover Proposal, include an unredacted copy of any such Superior Proposal and an unredacted copy of any relevant proposed transaction agreements, the identity of the party making such Superior Proposal and the material terms thereof), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal (or, if the action set forth in clause (I) does not relate to a Takeover Proposal, such that the failure to effect an Adverse Recommendation Change would not be reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties under applicable Law), (3) following the end of such notice period, the Board of Directors of the Company or any committee thereof shall have considered in good faith such binding offer, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal (or, if the action set forth in clause (I) does not relate to a Takeover Proposal, that the failure to effect an Adverse Recommendation Change would continue to be reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties under applicable Law) if the revisions proposed in such binding offer were to be given effect (it being understood that in the event of any change to the financial terms or any other material terms of any such Superior Proposal (or, if the action set forth in clause (I) does not relate to a Takeover Proposal, any material change to the underlying relevant facts and circumstances), this proviso shall again apply (but the five business day period shall instead be two business days); and provided further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 7.01 and the Company pays or causes to be paid to Parent the applicable Company Termination Fee in accordance with Section 7.03 prior to or concurrently with such termination.  The wire instructions for payment of the Termination Fee are attached hereto as Exhibit B.

(e)  Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) if any Takeover Proposal structured as a tender or exchange offer is commenced, taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company that is required by applicable Law or if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure is reasonably likely to be inconsistent with the Board of Directors’ exercise of their duties to the Company’s shareholders under applicable Law; provided, however, that any such disclosure or statement that constitutes or contains an Adverse Recommendation Change shall be subject to the provisions of Section 5.02(d).

(f)  As used in this Agreement, “Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Company from and after the date of this Agreement that (i) contains confidentiality provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (except that such confidentiality agreement need not contain a counterpart of the provisions set forth in paragraph 8 of the Confidentiality Agreement or any implicit standstill provisions or otherwise restrict the making of or an amendment or modification to a Takeover Proposal (paragraph 8, together with any such provisions, the “Restrictive Provisions”), or it may contain less restrictive provisions, in either of which events, the applicable Restrictive Provisions of the Confidentiality Agreement shall be deemed to have been deleted or amended to incorporate the less restrictive provisions, as applicable, and except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement) and (ii) does not restrict the Company from providing the access, information or data required to be provided to Parent pursuant to this Section 5.02.

(g)  As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 15% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any committee thereof), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of 15% or more of the outstanding Company Common Shares (or issuance of securities representing more than 15% of the outstanding shares of any class of voting securities of the Company), (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Company Common Shares or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 15% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any committee thereof) or 15% or more of the aggregate voting power of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.

(h)  As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Board of Directors of the Company or any committee thereof has determined in its good faith judgment after consultation with its financial advisors and outside legal counsel, (i) to be more favorable from a financial point of view to the Company’s shareholders than the Transactions and (ii) is reasonably capable of being completed on the terms proposed, taking into account all legal, regulatory, financial, timing, financing and other aspects of such proposal and of this Agreement; provided that for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

SECTION 5.03.  Efforts.  (a)  Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Sections 5.03(c) and (d) below.  For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b)  In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)  Each of the parties hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement, and in any event within 10 days following the date hereof, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions.  Without limiting the foregoing, Parent shall promptly take all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act or any other Antitrust Law and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions, including (i) (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Parent and its Subsidiaries, (C) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time, (D) permitting the Company to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company or any of its Subsidiaries prior to the Effective Time, (E) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, (F) terminating any joint venture or other arrangement, (G) creating any relationship, contractual right or obligation of the Company or Parent or their respective Subsidiaries or (H) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action); provided that any such action may, at the discretion of the Company, be conditioned upon the Closing) and (ii) defending through litigation any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any Restraint that would prevent the Closing prior to the Outside Date.  All such efforts shall be unconditional and shall not be qualified in any manner and no actions taken pursuant to this Section 5.03 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.  Parent will not withdraw its initial filing pursuant to the HSR Act or any other Antitrust Law, as the case may be, and refile any of them, unless the Company has consented in advance to such withdrawal and refiling, such consent not to be unreasonably withheld. Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions.  The Company, Parent and Merger Sub and any of their respective Affiliates shall not take any action with the intention to, or that could reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the DOJ or FTC as necessary (including, in the case of Parent and Merger Sub, acquiring or merging with any business, Person or division thereof, or entering into a definitive agreement with respect thereto, if doing so could reasonably be expected to have such effect).  Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.  Parent shall (x) control the strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority in connection with the Transactions and (y) control the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto; provided that Parent shall consult and cooperate with the Company with respect to such strategy, positions and requested regulatory action and consider the Company’s views in good faith.  Neither Parent nor the Company shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Authority, without the prior written consent of the other party, such consent not to be unreasonably withheld.

(d)  Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing, submission or written communication with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, and allow the other party to review in advance and consider in good faith the views of the other party with respect to such filing, submission, or written communication, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in such meetings and conferences.

SECTION 5.04.  Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.02.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Notwithstanding the forgoing, this Section 5.04 shall not apply to any press release or other public statement made by the Company or Parent (a) that is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company or the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business consistent with past practice and does not relate primarily to this Agreement or the Transactions.

SECTION 5.05.  Access to Information; Confidentiality.  Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions that occurred prior to the date hereof or were made in accordance with the terms of this Agreement) and the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided further, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so is reasonably likely to (i) violate applicable Law or an applicable Judgment, (ii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (iii) expose the Company to risk of liability for disclosure of sensitive or personal information.  In any such event, the Company shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate applicable Law, Judgment or obligation or risk waiver of such privilege or protection or risk such liability, including entering into a joint defense agreement, common interest agreement or other similar arrangement. All requests for information made pursuant to this Section 5.05 shall be directed to the executive officer or other Person designated by the Company.  Until the Effective Time, all information provided will be subject to the terms of the letter agreement dated as of November 8, 2016, by and among the Company and Fresenius Kabi USA, LLC (the “Confidentiality Agreement”).

SECTION 5.06.  Indemnification and Insurance.  (a)  From and after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permissible by applicable Law, (i) jointly and severally indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, officer, employee or agent of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee) and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee.  Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the articles of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees in any material respect.  In addition, from the Effective Time, Parent shall, and shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnitee under this Section 5.06 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.06) as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such Person is not entitled to be indemnified pursuant to this Section 5.06(a) or applicable Law.

(b)  None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.06 (each, a “Claim”) for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent.  Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)  For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Indemnitees who are currently (and any additional Indemnitees who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable in the aggregate to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same aggregate coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy; provided, that if the aggregate annual premium for such insurance exceeds 300% of the annual premium for such insurance as of the date hereof (the “Premium Cap”), then the Surviving Corporation or Parent shall cause to be provided a policy covering such individuals with the best coverage as is then available at a cost up to but not exceeding such Premium Cap.  The Company may (or if requested by Parent, the Company shall), in consultation with Parent, purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits in the aggregate as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, at an aggregate cost up to but not exceeding the aggregate maximum amount payable pursuant to the proviso above for such six year period.  If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.06(c) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d)  The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise.  The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies shall be third party beneficiaries of this Section 5.06).

(e)  In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(f)  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

(g)  Parent’s and the Surviving Corporation’s obligations under this Section 5.06 shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such Claim.

SECTION 5.07.  Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.08.  Employee Matters.  (a)  Subject to any applicable Labor Agreements and except as otherwise set forth in this Section 5.08(a), for a period of not less than one year following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, provide each individual who was an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) with (i) a base salary that is no less favorable than such Continuing Employee’s base salary as in effect immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements listed in Section 5.08(a) of the Company Disclosure Letter and (iii) employee benefit plans and arrangements (other than base salary, bonus, commissions, annual incentives and severance benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time. Notwithstanding the foregoing, on or as soon as practicable after the Effective Time, the Surviving Corporation shall or shall cause any of its Subsidiaries to pay each Continuing Employee an amount in respect of such Continuing Employee’s annual bonus, commission or incentive plan award for the plan year in which the Closing occurs; provided that the amount of such payment shall be based upon performance achieved from the commencement of the applicable performance period through the Effective Time, as determined by the Company in its sole discretion prior to the Closing Date, and shall be prorated to reflect the number of days elapsed from the commencement of the applicable performance period through the Closing Date.  Following the Effective Time, each Continuing Employee who participates in an annual bonus, commission or incentive plan of the Company immediately prior to the Effective Time shall be entitled to participate in an annual bonus, commission or incentive plan of Parent and/or its relevant Subsidiary(ies) on a basis substantially comparable to similarly situated employees of Parent and/or its relevant Subsidiary(ies) and shall be eligible to receive an annual bonus, commission or incentive plan award for the plan year in which the Closing occurs, in each case in an amount to be determined by Parent or its applicable Subsidiary in accordance with the terms of such plan; provided that the amount of such payment shall be prorated to reflect the number of days elapsed following the Closing Date through the conclusion of the applicable performance period. In addition, each Continuing Employee described in the immediately preceding sentence shall be eligible to receive one or more additional payments in an aggregate amount equal to the shortfall, if any, between (1) the aggregate amount of the annual bonus, commission or incentive plan award or awards such Continuing Employee actually received or is owed under the annual bonus, commission or incentive plan of Parent or a Subsidiary of Parent with respect to the period from the Effective Time through December 31, 2018 (including, for the avoidance of doubt, the period from the Effective Time through December 31, 2017 if the Effective Time occurs during 2017) and (2) the annual bonus, commission or incentive plan award or awards such Continuing Employee would have received for such period or periods based on such Continuing Employee’s target annual bonus, commission or incentive plan opportunity and base salary as in effect immediately prior to the Effective Time (such shortfall, the applicable Continuing Employee’s “Aggregate True-Up Amount”); provided that (A) the portion of each Continuing Employee’s Aggregate True-Up Amount that relates to the 2017 performance period (if any) shall be paid as soon as practicable following December 31, 2017, so long as such Continuing Employee remains employed by Parent or a Subsidiary of Parent through such payment date, and (B) the portion of each Continuing Employee’s Aggregate True-Up Amount that relates to the 2018 performance period shall be paid as soon as practicable following December 31, 2018, so long as such Continuing Employee remains employed by Parent or a Subsidiary of Parent through such payment date.

(b)  Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control” or “change of control” (or a term of similar import) for purposes of the Company Plans listed in Section 5.08(b) of the Company Disclosure Letter.

(c)  With respect to all employee benefit plans of Parent, the Surviving Corporation or any of their Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), for all purposes (except as set forth below), including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns); provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for any purpose under any defined benefit retirement plan, retiree welfare plan, equity-based incentive plan or long-term incentive plan or (iii) for purposes of any plan, program or arrangement (other than as necessary to comply with Section 5.08(a)(ii) of this Agreement) (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation.

(d)  Without limiting the generality of Section 5.08(a), Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time.  Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e)  Nothing in this Agreement shall be construed as requiring the Parent or any of its Subsidiaries (including the Surviving Corporation) to retain the employment of any particular employee of the Company or any of its Subsidiaries following the Effective Time.  The provisions of this Section 5.08 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.08 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and, except as otherwise explicitly provided for in this Agreement, no current or former director, employee, consultant or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

SECTION 5.09.  Company ESPP.  The Company shall take all action necessary to ensure that (a) no new offering periods under the Company ESPP commence during the period from the date of this Agreement through the Effective Time, (b) the amount of payroll deductions permitted to be made by the participants under the Company ESPP during the current offering period or periods in effect as of the date of this Agreement is not increased beyond the deductions that are scheduled to be made in accordance with payroll deduction elections in effect as of the date of this Agreement, and (c) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time. No later than 15 days prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company ESPP) shall terminate the Company ESPP (with prior notice to participating employees) in accordance with its terms.  In connection with such termination, in the case of any outstanding purchase rights under the Company ESPP, the then-current offering period under the Company ESPP shall end and each participant’s accumulated payroll deductions shall be used to purchase Company Common Shares in accordance with the terms of the Company ESPP, and such Company Common Shares shall be treated the same as all other Company Common Shares in accordance with Section 2.01(c).

SECTION 5.10.  Notification of Certain Matters; Shareholder Litigation.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions, (iii) any Material Adverse Effect or any effect, change, event or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iv) any effect, change, event or occurrence that is reasonably likely to result in the failure of any of the conditions set forth in Article VI to be satisfied.  The Company shall give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company or its directors relating to this Agreement or the Transactions, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.11.  Parent Vote.  (a)  Parent shall vote or cause to be voted any Company Common Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the approval of this Agreement at any meeting of shareholders of the Company at which this Agreement shall be submitted for approval and at all adjournments or postponements thereof.

(b)  Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole shareholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the LBCA.

SECTION 5.12.  Stock Exchange De-listing.  Parent shall use its reasonable best efforts to cause the Company Common Shares to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.13.  Preparation of the Proxy Statement; Shareholders’ Meeting.  (a)  As promptly as reasonably practicable after the execution of this Agreement and subject to applicable Law, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC.  Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s shareholders and shall include such recommendation in the Proxy Statement.  Parent shall provide to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC.  Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable if and to the extent such information shall have become false or misleading in any material respect.  The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its shareholders as promptly as reasonably practicable after the resolution of any such comments.  Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the shareholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.

(b)  Notwithstanding any Adverse Recommendation Change but subject to Section 5.13(a) and applicable Law and to the extent not prohibited by any Judgment, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter Documents and the rules of NASDAQ to duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, recess or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement and, prior to the termination of this Agreement in accordance with its terms, shall not submit any Takeover Proposal for approval by the shareholders of the Company.  Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval.  Notwithstanding anything to the contrary contained in this Agreement, the Company may, in its sole discretion, adjourn, recess, or postpone the Company Shareholders’ Meeting (i) after consultation with Parent, to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Company has determined is reasonably likely to be required under applicable Law other than as a result of an action by the Company that is not otherwise permitted by the terms of ths Agreement and for such supplement or amendment to be disseminated and reviewed by the shareholders of the Company in advance of the Company Shareholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the Transactions, (iii) if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting or (iv) to solicit additional proxies if necessary for the purpose of obtaining the Company Shareholder Approval.

SECTION 5.14.  Voting Agreements.  The Company shall instruct its transfer agent not to register the transfer of any Subject Shares (as defined in each of the Voting Agreements) made or attempted to be made in violation of any of the Voting Agreements.

ARTICLE VI

Conditions to the Merger

SECTION 6.01.  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by Parent and the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  No Restraints.  No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or any applicable Law (collectively, “Restraints”) in the United States shall be in effect enjoining or otherwise prohibiting consummation of the Merger;

(b)  Governmental Consents.  The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted; and

(c)  Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

SECTION 6.02.  Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company (i)  set forth in Section 3.01(a), Section 3.02(a), Section 3.02(b), Section 3.03(a)-(c), Section 3.14 and Section 3.20 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) set forth in this Agreement, other than in those Sections specifically identified in clause (i) of this paragraph, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)  Compliance with Covenants.  The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; and

(c)  No Material Adverse Effect.  Since the date of this Agreement there shall not have occurred and be continuing any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 6.03.  Conditions to the Obligations of the Company.  The obligations of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality” and words of similar import set forth therein) as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.   The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect; and

(b)  Compliance with Covenants.  Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

ARTICLE VII

Termination

SECTION 7.01.  Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Shareholder Approval:

(a)  by the mutual written consent of the Company and Parent;

(b)  by either of the Company or Parent:

(i)  if the Effective Time shall not have occurred on or prior to April 24, 2018 (as such date may be extended pursuant to the immediately succeeding proviso, the “Outside Date”); provided that if on the Outside Date any of the conditions set forth in Section 6.01(b) or Section 6.01(a) (to the extent relating to the matters set forth in Section 6.01(b)) shall not have been satisfied but all other conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be automatically extended to July 24, 2018, and such date shall become the Outside Date for purposes of this Agreement; provided, further, that if the Outside Date shall have been extended pursuant to the preceding proviso and on the extended Outside Date any of the conditions set forth in Section 6.01(b) or Section 6.01(a) (to the extent relating to the matters set forth in Section 6.01(b)) shall not have been satisfied but all other conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), and Parent is then actively engaged in actions required to discharge its obligations under the second sentence of Section 5.03(c), then Parent shall have the right to extend the Outside Date to October 24, 2018, and, if so extended, such date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.01(b)(i) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii)  if any Restraint in the United States having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used the required efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or

(iii)  if the Company Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval shall not have been obtained;

(c)  by Parent:

(i)  if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, the Company (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination or (y) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)  if the Board of Directors of the Company or a committee thereof shall have made an Adverse Recommendation Change; or

(d)  by the Company:

(i)  if either Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, Parent and Merger Sub (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 30 calendar days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination or (y) are not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)   prior to receipt of the Company Shareholder Approval, in connection with entering into a Company Acquisition Agreement in accordance with Section 5.02(d)(II); provided that prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee due under Section 7.03(a).

SECTION 7.02.  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.02 and 7.03, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except subject to Section 7.03(b) no such termination shall relieve any party from liability for damages to another party resulting from a knowing and intentional breach of this Agreement or from fraud.

SECTION 7.03.  Termination Fee.  (a)  In the event that:

(i)  this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii); provided that (A) a Takeover Proposal shall have been publicly made, proposed or communicated by a third party after the date of this Agreement and not withdrawn prior to, in the case of a termination pursuant to Section 7.01(b)(iii), the earlier of the completion of the Company Shareholders’ Meeting (including any adjournment or postponement thereof) and the time this Agreement is terminated or in the case of a termination under Section 7.01(b)(i), the time this Agreement is terminated and (B) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to a Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in clause (A) and such Takeover Proposal is subsequently consummated (even if after the 12 month period)); provided that, for purposes of clauses (B) and (C) of this Section 7.03(a)(i), the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or

(ii)  this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) or (B) by the Company pursuant to Section 7.01(d)(ii);

then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (x) in the case of Section 7.03(a)(ii)(A), within two business days after such termination, (y) in the case of Section 7.03(a)(ii)(B), prior to or concurrently with such termination or (z) in the case of Section 7.03(a)(i), within two business days after the consummation of the Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $129,000,000.

(b)  In the event that this Agreement is terminated and the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.03(a), payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of Parent, Merger Sub and their respective Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise (so long as, in the event that this Agreement was terminated by the Company, such termination was in accordance with the applicable provisions of this Agreement), and, subject as aforesaid, upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

ARTICLE VIII

Miscellaneous

SECTION 8.01.  No Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time.  This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 8.02.  Amendment or Supplement.  Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that following receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.

SECTION 8.03.  Extension of Time, Waiver, Etc.  At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing); provided, however, that following receipt of the Company Shareholder Approval and prior to the Effective Time, there shall be no waiver or extension of this Agreement that (x) decreases the Merger Consideration, (y) modifies the articles of incorporation of the Surviving Corporation except as permitted by applicable Law or (z) that adversely affects the rights of the shareholders of the Company, in each case of clauses (x), (y) and (z) without such approval.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that Parent may assign, in its sole discretion, all of the rights, interests and obligations of Parent under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent of its obligations under this Agreement.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 8.04 shall be null and void.

SECTION 8.05.  Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06.  Entire Agreement; No Third Party Beneficiaries.  This Agreement, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for:  (i) if the Effective Time occurs, the right of the Company’s shareholders to receive the Merger Consideration in accordance with Article II; (ii) if the Effective Time occurs, the right of the holders of Company Stock Options and Company RSUs to receive such amounts as provided for in Section 2.03; (iii) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06 of this Agreement; and (iv) the rights of the Company Related Parties set forth in Section 7.03(b), which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to respectively in clauses (i) through (iv) above.

SECTION 8.07.  Governing Law; Jurisdiction.  (a)  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles (except that the procedures of the Merger and matters relating to the fiduciary duties of the Board of Directors of the Company shall be subject to the internal laws of the State of Louisiana).

(b)  All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) (such courts, the “Delaware Courts”).  The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Delaware Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action brought in the Delaware Courts, (iii) agree to not contest the jurisdiction of the Delaware Courts in any such Action, by motion or otherwise and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Delaware Courts, except for Actions brought to enforce the judgment of any such court.  The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by Federal Express, UPS, DHL or similar courier service to the address set forth in Section 8.10 of this Agreement.  The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

SECTION 8.08.  Specific Enforcement.  The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions.  Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement.  The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.09.  WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed), emailed (which is confirmed) or sent by Federal Express, UPS, DHL or similar courier service (providing proof of delivery) to the parties at the following addresses:

If to Parent, Merger Sub or FK Parent, to it at:

Fresenius Kabi USA, LLC

Three Corporate Drive

Lake Zurich, Illinois  60047
Attention:  Jack C. Silhavy
Facsimile:  +1 847 550 2920
Email:  Jack.Silhavy@fresenius-kabi.com

with a copy (which shall not constitute notice) to:

Allen & Overy LLP

1221 Avenue of the Americas
New York, NY  10020

Attention:  Eric S. Shube, Esq.
Facsimile:  212-610-6399
Email:  eric.shube@allenovery.com

If to the Company, to it at:

Akorn, Inc.
1925 West Field Court
Suite #300
Lake Forest, Illinois 60045
Attention:  General Counsel
Facsimile:  (866) 468-0750
Email:  joe.bonaccorsi@akorn.com

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:	Robert I. Townsend III, Esq.
O. Keith Hallam, III, Esq.
Facsimile:	212-474-3700
Email:	rtownsend@cravath.com
khallam@cravath.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 8.11.  Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.12.  Definitions.  (a)  As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC, banks in the City of New York or the Secretary of State are authorized or required by Law to be closed.

“Commonly Controlled Entity” means any person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Company Charter Documents” means the Company’s articles of incorporation and bylaws, each as amended to the date of this Agreement.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors or consultants, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a stock option, stock purchase, stock appreciation right or other stock-based agreement, program or plan, (iv) an individual employment, consulting, severance, retention or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability, other than any plan, program, policy, agreement or arrangement mandated by applicable Law.

“Company Stock Option Plans” means the Amended and Restated Company 2014 Stock Option Plan and Amended and Restated Company 2003 Stock Option Plan.

“Credit Agreement” means the Credit Agreement dated as of April 17, 2014, as amended, supplemented or otherwise modified from time to time prior to the date hereof, among the Company, as borrower, the lenders party thereto and JPMorgan Chase Bank, as administrative agent.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect, third-party right or encumbrance of any kind or nature.

“Environmental Laws” means Laws relating to pollution or the protection of the environment or natural resources or human exposure to hazardous or toxic substances in the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

“Hazardous Substances” means any substance, material or other matter (i) for which liability is imposed causing harm to human health or the environment, or (ii) which is otherwise regulated in any way, or for which standards of conduct are imposed, by any Governmental Authority, in each of cases (i) and (ii) under any Environmental Law.

“Healthcare Regulatory Authority” means the FDA, the DEA or any other federal, state, local or foreign Governmental Authority (such as EMEA and Health Canada) that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs.

“Healthcare Regulatory Authorizations” means all approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Healthcare Regulatory Authority, including all investigational new drug applications and new drug applications.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Information Privacy and Security Laws” means all Laws and self-regulatory guidelines that apply to the Company or any of its Subsidiaries concerning the privacy, protection or security of Personal Information, including, where applicable, the Health Insurance Portability and Accountability Act of 1996 (as amended by the Health Information Technology for Economic and Clinical Health Act), state data breach notification Laws and any European Union member state Laws implementing the European Union Directive 95/46/EC or, after May 24, 2018, the European Union General Data Protection Regulation 2016/679.

“Intellectual Property” means all intellectual property and other similar proprietary rights, title and interests in any jurisdiction, whether registered or unregistered, including such rights, title and interests in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application and invention; any trademark (including any service mark), trademark registration, trademark application, logo, trade dress, trade name, business name and brand name, and all goodwill associated with any of the foregoing; any copyright, copyright registration, design, design registration, database rights, work of authorship, and computer program or other code and related documentation ; any internet domain name; and any trade secret, confidential know-how, discoveries, formulas, methods, processes, technical data, research and development information, or other confidential and proprietary information.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 8.12 of the Company Disclosure Letter after having made reasonable inquiry of those employees of the Company and its Subsidiaries primarily responsible for, or who would otherwise be expected to know about, such matters and (ii) with respect to Parent or Merger Sub, the actual knowledge of any of the officers or directors of Parent or Merger Sub after having made reasonable inquiry of those employees of Parent and its Subsidiaries primarily responsible for, or who would otherwise be expected to know about, such matters.

“Lien” means any pledge, lien, charge, Encumbrance or security interest of any kind or nature.

“Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate (i) would prevent or materially delay, interfere with, impair or hinder the consummation of the Transactions or the compliance by the Company with its obligations under this Agreement or (ii) has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur:  any effect, change, event or occurrence (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) to the extent arising out of, resulting from or attributable to (1) changes or prospective changes in Law or in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory, political or social conditions, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.03(c) and 3.04), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (4) pandemics, earthquakes, floods, hurricanes, tornados or other natural disasters, weather-related events, force majeure events or other comparable events, (5) any action taken by the Company or its Subsidiaries that is required by this Agreement or at Parent’s written request, (6) any change or prospective change in the Company’s credit ratings, (7) any decline in the market price, or change in trading volume, of the shares of the Company or (8) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8) hereof) is a Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(3) or (4) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse affect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (iv) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (v) Liens discharged at or prior to the Effective Time and (vi) such other Liens, Encumbrances or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means (i) any information or data that is governed, regulated or protected by one or more applicable Information Privacy and Security Law, and (ii) any confidential information or data that the Company or any of its Subsidiaries receives, creates, transmits or maintains in any form.

“Registered Company Intellectual Property” means all patents, patent applications, registered copyrights, applications to register copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks and registered domain names that are owned by the Company or any of its Subsidiaries.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Significant Subsidiary” means each of the Company’s “significant subsidiaries” (as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act).

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, and the Voting Agreements.

The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
Acceptable Confidentiality Agreement	5.02(f)
Action	3.07
Adverse Recommendation Change	5.02(d)
Aggregate True-Up Amount	5.08(a)
Agreement	Preamble
Announcement	5.04
Antitrust Laws	5.03(a)
Articles of Merger	1.03
Balance Sheet Date	3.05(c)
Bankruptcy and Equity Exception	3.03(a)
Book Entry Share	2.01(c)
Capitalization Date	3.02(a)
Certificate	2.01(c)
Claim	5.06(b)
Closing	1.02
Closing Date	1.02
Code	2.02(g)
Company	Preamble
Company Acquisition Agreement	5.02(d)
Company Board Recommendation	3.03(b)
Company Common Shares	2.01
Company Disclosure Letter	Article III
Company ESPP	3.02(a)
Company Preferred Shares	3.02(a)
Company Related Parties	7.03(b)
Company RSU	2.03(b)
Company SEC Documents	3.05(a)
Company Securities	3.02(b)
Company Shareholder Approval	3.03(c)

Terms Not Defined in this Section 8.12	Section
Company Shareholders’ Meeting	5.13(b)
Company Stock Option	2.03(a)
Company Termination Fee	7.03(a)(ii)
Confidentiality Agreement	5.05
Continuing Employee	5.08(a)
Contract	3.03(d)
DOJ	5.03(c)
Effective Time	1.03
Exchange Act	3.04
Exchange Fund	2.02(a)
FDA	3.18(a)
FDCA	3.18(e)
Filed SEC Documents	Article III
FK Disclosure Letter	Article IV
FTC	5.03(c)
Delaware Courts	8.07(b)
Indebtedness	5.01(b)(ii)
Indemnitee	5.06(a)
Indemnitees	5.06(a)
Judgment	3.07
Laws	3.08
LBCA	Recitals
Material Contract	3.16(a)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
NASDAQ	3.04
Outside Date	7.01(b)(i)
Owned Real Property	3.15
Parent	Preamble
Paying Agent	2.02(a)
Permits	3.08
Premium Cap	5.06(c)
Proxy Statement	3.04
Restraints	6.01(a)
SEC	3.04
Secretary of State	1.03
Securities Act	3.02(c)
Voting Agreements	Preamble
Superior Proposal	5.02(h)
Surviving Corporation	1.01
Takeover Law	3.14(b)
Takeover Proposal	5.02(g)
Tax	3.09(n)
Tax Returns	3.09(n)

SECTION 8.13.  Fees and Expenses.  Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement, the Voting Agreements and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

SECTION 8.14.  Performance Guaranty.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

SECTION 8.15.  Interpretation.  (a)  When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.  The terms “or”, “any” and “either” are not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “made available to Parent” and words of similar import refer to documents (A) posted to the Merrill Datasite by or on behalf of the Company by 10:00 a.m. (New York City time) on April 23, 2017 or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives by 10:00 a.m. (New York City time) on April 23, 2017.  All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The occurrence of any effect, change, event or occurrence set forth in clause (B)(2) of the definition of Material Adverse Effect shall not be deemed to constitute the operation of the business of the Company and its Subsidiaries outside the ordinary course.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States.  References to a Person are also to its permitted assigns and successors.

(b)  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

SECTION 8.16.  FK Parent Undertaking.  FK Parent will cause Parent to comply with its obligations under this Agreement.  FK Parent hereby makes the representations and warranties in Article IV of this Agreement, mutatis mutandis, with respect to its obligations under this Section 8.16.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

FRESENIUS KABI AG,

By:	/s/ Philipp Schulte-Noelle
	Name:	Philipp Schulte-Noelle
	Title:	Chief Financial Officer & Chief Compliance Officer

By:	/s/ John R. Ducker
	Name:	John R. Ducker
	Title:	President, Region North America

QUERCUS ACQUISITION, INC.,

By:	/s/ Steven J. Adams
	Name:	Steven J. Adams
	Title:	Chief Financial Officer & Treasurer

By:	/s/ Jack C. Silhavy
	Name:	Jack C. Silhavy
	Title:	Secretary

SOLELY FOR PURPOSES OF ARTICLE VIII:

FRESENIUS SE & CO. KGAA, Represented by

Fresenius Management SE, as General Partner,

By:	/s/ Stephan Sturm
	Name:	Stephan Sturm
	Title:	Chief Executive Officer

By:	/s/ Mats Henriksson
	Name:	Mats Henriksson
	Title:	Chief Executive Officer, Fresenius Kabi AG

[Signature Page to the Agreement and Plan of Merger]

AKORN, INC.

By:	/s/ Rajat Rai
	Name:	Rajat Rai
	Title:	Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

EXHIBIT A

RESTATED ARTICLES OF INCORPORATION

OF

AKORN, INC.

AKORN, INC., a Louisiana corporation (the “Corporation”), through its undersigned President and Chief Executive Officer, and by authority of its Board of Directors, does hereby certify the following:

FIRST:  Each amendment to the Articles of Incorporation of the Corporation has been effected in conformity with law.

SECOND:  The date of incorporation of the Corporation was January 20, 1971, and the date of these Restated Articles of Incorporation is [•].

THIRD:  Pursuant to Section 1.05 of the Agreement and Plan of Merger by and among Fresenius Kabi AG, Quercus Acquisition, Inc., the Corporation and Fresenius SE & Co. KGaA (solely for purposes of Article VIII thereof) dated as of April 24, 2017 (the “Merger Agreement”), at the Effective Time (as defined in the Merger Agreement) the Restated Articles of Incorporation of the Corporation shall be amended as follows:

ARTICLE I

NAME

The name of the Corporation is Akorn, Inc.

ARTICLE II

OBJECTS AND PURPOSES

The purpose of the corporation is to engage in any lawful activity permitted under the Louisiana Business Corporation Act.

ARTICLE III

DURATION

The duration of the Corporation shall be perpetual.

ARTICLE IV

REGISTERED OFFICE AND REGISTERED AGENTS

The registered office of the Corporation is located at One Lakeway Center, Suite 1470, 3900 North Causeway Boulevard, Metairie, Louisiana 70002, which shall continue as the registered office of the Corporation until changed by the Board of Directors in the manner required by law.

The name and address of the registered agent for the service of process of the Corporation is P. Keith Daigle, One Lakeway Center, Suite 1470, 3900 North Causeway Boulevard, Metairie, Louisiana 70002.

ARTICLE V

AUTHORIZED CAPITAL

The Corporation shall have the authority to issue an aggregate of 100 common shares, no par value per share.

ARTICLE VI

DIRECTORS

Unless and until otherwise provided in the by-laws, all of the corporate powers of the Corporation shall be vested in and all the business and affairs of the Corporation shall be managed by a Board of Directors, which shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors.

The Board of Directors shall have authority to make and alter the by-laws, fix their own qualifications, classification, or terms of office and fix or increase their compensation, subject to the power of the shareholders to change or repeal the by-laws so made.

Unless or until otherwise provided in the by-laws, the Directors shall hold office until their successors have been duly elected and qualified, and the number, qualification, classification, terms of office, manner of election, time and places of meetings and powers and duties of the Directors shall be as from time to time fixed by the by-laws.

Any vacancy occurring on the Board of Directors shall be filled for the unexpired term by the remaining members of the said Board though less than a quorum.

Each Director shall hold office until a successor is elected at the Annual Shareholders’ Meeting.

ARTICLE VII

OFFICERS

The Officers of the Corporation shall include a President, one or more Vice Presidents, a Secretary, a Treasurer and such other Officers as the Board may appoint from time to time. Any two Offices may be held by one person.

The failure to hold the annual meeting of the shareholders or the failure to elect Directors or the failure of the Directors to elect Officers, shall not dissolve the Corporation, but the Directors and Officers then in office shall remain in office until their successors have been duly elected and installed.

ARTICLE VIII

SHAREHOLDERS’ MEETINGS

All shareholders’ meetings, annual or special, shall be held in accordance with the laws of the State of Louisiana unless changed by the by-laws of the Corporation, and at all shareholders’ meetings a majority of the votes entitled to be cast shall constitute a quorum. Shareholders may vote at shareholders’ meetings either in person or by proxy. However, whenever the vote of shareholders is necessary to authorize or constitute corporate action, it may be so authorized and evidenced without the necessity of a meeting by the written consent of the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

ARTICLE IX

These articles of incorporation may be amended and the capital of the Corporation may be increased or decreased, or the Corporation may be dissolved, in the method and manner provided by law.

ARTICLE X

No shareholder of the Corporation shall ever be held liable or responsible for the contracts or faults of the Corporation in any further sum than the unpaid balance of the shares for which he has subscribed, nor shall any mere informality in organization have the effect of rendering these articles of incorporation null or of exposing shareholders to any liability other than as above provided.

ARTICLE XI

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

The Directors and Officers of the Corporation, all former directors and officers of the Corporation and all of their respective heirs, executors, administrators, and assigns, shall be entitled to the benefit of Section 832(D) of the Louisiana Business Corporation Act.  To the fullest extent that Section 832 of the Louisiana Business Corporation Act or any other law of the State of Louisiana, or the provisions of the articles of incorporation or any applicable law, in each case as in effect immediately prior to the effective date of this Article XI, permits the limitation or elimination of the liability of Directors or Officers, none of the Directors or Officers of the Corporation, the former directors and officers of the Corporation or any of their respective heirs, executors, administrators, and assigns shall be liable to the Corporation or its shareholders for money damages for any action taken, or any failure to take action, whether such action or failure to take action occurred before or after the effective date of this Article XI.